SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L102**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

November 16, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 128,086,032 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 128,086,032 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 128,086,032 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 47,751,275 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares. Each American Depositary Share represents 13 Ordinary Shares of the Issuer.
(2)	Based on 516,837,781 Ordinary Shares that will be outstanding following the offering according to information received from the Issuer on November 19, 2016.

CUSIP No. 07725L102	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 128,086,032 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 128,086,032 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 128,086,032 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 47,751,275 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares. Each American Depositary Share represents 13 Ordinary Shares of the Issuer.
(2)	Based on 516,837,781 Ordinary Shares that will be outstanding following the offering according to information received from the Issuer on November 19, 2016.

CUSIP No. 07725L102	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 128,086,032 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 128,086,032 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 128,086,032 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 47,751,275 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares. Each American Depositary Share represents 13 Ordinary Shares of the Issuer.
(2)	Based on 516,837,781 Ordinary Shares that will be outstanding following the offering according to information received from the Issuer on November 19, 2016.

CUSIP No. 07725L102	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 128,086,032 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 128,086,032 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 128,086,032 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 47,751,275 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares. Each American Depositary Share represents 13 Ordinary Shares of the Issuer.
(2)	Based on 516,837,781 Ordinary Shares that will be outstanding following the offering according to information received from the Issuer on November 19, 2016.

Amendment No. 1

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the amended and restated management agreements, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), and 667, L.P. (“667”, and together with Life Sciences and 14159, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure regarding the purchases in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On November 17, 2016, BeiGene Ltd. (“the Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Cowen and Company, LLC, as representatives of the several underwriters listed on Schedule I thereto (the “Underwriters”), related to a public offering (the “Offering”) of 6,250,000 American Depositary Shares (“ADS”) of the Issuer’s at a price to the public of $32.00 per ADS. Each ADS represents 13 ordinary shares. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 937,500 ADS to cover overallotments, if any. The Offering is expected to close on November 23, 2016.

Pursuant to the Offering, on November 18, 2016, 667 and Life Sciences purchased 165,824 and 1,594,671 ADS of the Issuer, respectively, at the offering price of $32.00 per share, totaling 1,760,495 shares in the aggregate. Each of 667 and Life Sciences purchased ADS of the Issuer with their working capital.

Michael Goller and Ranjeev Krishana, employees of the Adviser, have served on the Board of Directors of the Issuer (the “Board”) since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. The policy of the Funds and the Adviser does not permit principals or employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of Ordinary Shares of Common Stock of the Issuer directly held and owned through ADS directly held by the Funds and the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each ADS represents 13 Ordinary Shares of the Issuer. The information set forth below is based upon 516,837,781 Ordinary Shares that will be outstanding following the offering according to information received from the Issuer on November 19, 2016. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percentage of Class Outstanding

667, L.P.	11,150,709	2.2%
Baker Brothers Life Sciences, L.P.	116,295,723	22.5%
14159, L.P.	639,600	0.1%
Total	128,086,032	24.8%

Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

On November 16, 2016 the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Funds and other investors of the Issuer. Under the Registration Rights Agreement, the Issuer agreed that, if at any time and from time to time after April 1, 2017, the Funds demand that the Issuer register securities directly held by them for resale under the Securities Act of 1933, as amended, the Issuer would be obligated to effect such registration. The Issuer’s registration obligations under the Registration Rights Agreement cover all securities now held or later acquired by the Funds, including securities issued or issuable upon the exercise or conversion of any other securities, will continue in effect for up to four years as long as securities held by the Funds remain Registrable Securities (as defined in the Registration Rights Agreement), and include the Issuer’s obligation to facilitate certain underwritten public offerings of securities by the Funds in the future, including one underwritten public offering per calendar year and a total of no more than three total underwritten public offerings.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Registration Rights Agreement, dated November 16, 2016, by and among BeiGene, Ltd., 667, L.P., Baker Brothers Life Sciences, L.P., 14159, L.P. and other investors. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 17, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2016

’

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker